================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                        FIDELITY NATIONAL FINANCIAL, INC.
                                (Name of Issuer)


 COMMON STOCK, $1.00 PAR VALUE                            316326 10 7
(Title of class of securities)                           (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  APRIL 4, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 9 pages)

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NY2:\896562\01\J7S$01!.DOC\76830.0240

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------
---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,522,124 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,522,124 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,522,124 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    9.90%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       2

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Phlcorp, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Pennsylvania

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,522,124 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,522,124 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,522,124 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]
                       See Note 1 below
---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.90%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       3

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,522,124 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,522,124 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,522,124 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    9.90%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       4

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Baldwin Enterprises, Inc..
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Colorado

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,522,124 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,522,124 shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,522,124 shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    9.90%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------




                                       5

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                -------------------------------

---------------------- ----------------------------------------------------------- ----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Bellpet, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                         (b) [_]
---------------------- ----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- --------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      AF

---------------------- ----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

----------------------------------- -------- ---------------------------------------------------- -------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- -------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,286,963 shares
             OWNED BY
                                    -------- ---------------------------------------------------- -------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- -------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,286,963  shares

---------------------- -------------------------------------------------------------------------- -------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,286,963  shares

---------------------- ----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.02%

---------------------- ----------------------------------------------------------- ----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- ----------------------------------------------


                     Item 1.  Security and Issuer.


                     This Statement constitutes Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), Baldwin Enterprises, Inc. ("BEI") and Bellpet, Inc. ("Bellpet") (collectively, the "Reporting Persons") with respect to the common stock, $.0001 par value per share, (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13D, as previously amended. The address of the principal executive office of the Company is 17911 Von Karman Avenue, Suite 300, Irvine, California 92614.

                     Item 3.  Source and Amount of Funds or Other Consideration.


                     The total amount of funds used by Bellpet to purchase the 2,300,000 shares of Common Stock acquired by it since the date of Amendment No. 1 was $34,500,000 and was funded out of advances from Leucadia. Leucadia obtained these funds from its working capital.

                     Item 5.  Interest in Securities of the Issuer.

                     (a)-(b) As of April 4, 2000, the Reporting Persons beneficially owned the following shares of Common Stock:

                     (i) Bellpet is the direct owner of 5,286,963 shares of Common Stock, representing approximately 8.02% of the 65,910,547 shares of Common Stock reported as being outstanding on March 27, 2000, after giving effect to the Merger (the "outstanding shares of Common Stock").

                     (ii) BEI is the direct owner of 1,235,161 shares of Common Stock, representing approximately 1.87% of the outstanding shares of Common Stock. In addition, by virtue of its ownership of all of the shares of Bellpet, BEI is a beneficial owner of all of the shares of Common Stock owned by Bellpet.

                     (iii) By virtue of its ownership of all of the shares of BEI, 330 Mad. Parent is a beneficial owner of all of the shares of Common Stock owned by BEI.

                     (iv) By virtue of its ownership of all of the shares of 330 Mad. Parent, Phlcorp is a beneficial owner of all of the shares of Common Stock beneficially owned by 330 Mad. Parent.

                     (v) By virtue of its ownership of all of the shares of Phlcorp, Leucadia is a beneficial owner of all of the shares of Common Stock owned by Phlcorp.

                     (c) Except for private purchases by Bellpet on April 4, 2000 of an aggregate of 2,300,000 shares of Common Stock at a purchase price of $15.00 per share, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors has effected any transaction in any securities of the Company since the filing of Amendment No. 1 to the Schedule 13D.

                     (d) No person except for the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

                     (e) Not applicable.

                     The information contained in response to Item 6 of the
Schedule 13D is specifically incorporated into Item 5 by reference.

                     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     On April 4, 2000, Leucadia completed the purchase of an aggregate of 1,499,704 shares of Common Stock (the "Kirby Shares") from Allan P. Kirby, Jr. and a related trust pursuant to Stock Purchase Agreements previously filed as exhibits to the Schedule 13D.

                     There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to Item 2 and (b) any other person.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  April 5, 2000



                                         LEUCADIA NATIONAL CORPORATION
                                         PHLCORP, INC.
                                         BALDWIN ENTERPRISES, INC.

                                         BY: /S/ JOSEPH A. ORLANDO
                                             ---------------------------------
                                             Name: JOSEPH A. ORLANDO
                                             Title: Vice President



                                         330 MAD. PARENT CORP.
                                         BELLPET, INC.

                                         BY: /S/ CORINNE A. MAKI
                                             ---------------------------------
                                             Name: CORINNE A. MAKI
                                             Title: Vice President